Exhibit 99.1

For immediate release

Skin Tissue Cholesterol and C-Reactive Protein Associated with Metabolic Syndrome

Toronto, Ontario (April 28, 2006) - People with high levels of skin tissue cholesterol, or sterol, in combination with high levels of C-reactive protein (hsCRP) are at almost twice the risk of having metabolic syndrome than subjects without high levels of both markers, even after adjustment for age and gender, according to data presented yesterday at the American Heart Association’s (AHA) 7th Annual Arteriosclerosis, Thrombosis and Vascular Biology conference. Skin sterol was non-invasively measured with PREVU* Point of Care (POC) Skin Sterol Test.

According to the AHA, approximately 26% of adult Americans (50 million people) are affected by metabolic syndrome, which is recognized as a growing health problem in the United States. Metabolic syndrome is defined by the U.S. National Cholesterol Education Program - Adult Treatment Panel III as the presence of at least three out of five key risk factors. The greater the number of risk factors, the more at risk a patient is. The five risk factors are:

•	Increased waist circumference (greater than 102 cm for men; greater than 88 cm for women)
•	Elevated levels of triglycerides (blood fats)
•	Low levels of HDL (good) cholesterol
•	Blood pressure (greater than or equal to 130/85 mmHg)
•	Impaired fasting glucose (insulin resistance)

According to the AHA, metabolic syndrome increases the risk for atherosclerotic cardiovascular disease by 1.5 to 3 times, and raises the risk for type 2 diabetes by 3 to 5 times.

“A key challenge faced by medical professionals, patients and consumers is not so much determining who is at risk for coronary artery disease, but how at risk they are,” said Dr. Michael Evelegh, Executive Vice President, Clinical and Regulatory Affairs, PreMD Inc. (TSX: PMD; Amex: PME), which developed PREVU*. “The data suggest that someone who tests high on skin sterol and C-reactive protein is likely at greater risk of metabolic syndrome, and, therefore, at higher risk for future heart disease. PREVU* POC is a fast, simple test that provides a clearer picture about an individual’s risk profile, which enables more personalized preventive measures, and, ultimately, better health outcomes.”

The abstract presented at the conference was Elevated Skin Tissue Cholesterol and C-Reactive Protein are Associated with Increased Prevalence of Metabolic Syndrome in High-Risk Subjects, by M. Gupta MD, M. Evelegh PhD, J. Gillett RN, and J. Tse RN.

About the Study
Three hundred and one patients with established CAD took part in the observational registry. Skin sterol was measured using PREVU* POC. C-reactive protein was measured using CardioPhase hsCRP. The third of patients with the highest skin sterol levels were more likely to have hypertension, angina, and diabetes compared with the lowest third. The prevalence of metabolic syndrome was significantly higher in patients who scored highest for both skin sterol and C-reactive protein, and remained significant after adjustment for age and gender, compared to isolated elevators of either marker alone.

About PREVU* POC (www.prevu.com)
PREVU* POC Skin Sterol Test, which does not require fasting or the drawing of blood, tests the amount of skin sterol. Previous studies have demonstrated that skin sterol testing can detect hardening or narrowing of the arteries and that elevated skin sterol levels are correlated with higher incidence of coronary artery disease. PREVU* POC is available for sale to medical professionals in Canada, the U.S. and Europe. It is marketed and distributed worldwide by McNeil Consumer Healthcare.

About Cardiovascular Disease
According to the American Heart Association, approximately 34% of adults in the U.S. (71 million people) have cardiovascular disease (CVD), which includes coronary artery disease (CAD) (13 million people). Cardiovascular diseases account for approximately 910,000 deaths in the U.S. every year, with deaths due to coronary artery disease representing about 53% of this number. The estimated direct and indirect cost of cardiovascular disease is projected to reach US$403.1 billion in 2006.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, branded as PREVU* Skin Sterol Test, are licensed worldwide to McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com. For more information about PREVU*, please visit www.prevu.com or call 1-866-283-8328 (North America) or 00-800-8283-8328 (Europe), or email yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark
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For more information, please contact:

Sarah Borg-Olivier
Director, Communications
416-222-3449 ext. 27
sbolivier@premdinc.com